EXHIBIT G-6

Amount	Guarantor	Type of Guarantee
$1,731 million	Exelon Corporation	Surety: $431 million
Energy Marketing: $146 million
Nuclear insurance: $698 million
Leases: $10 million
Preferred Securities: $178 million
Letters of Credit: $21 million
Performance Contracts: $201 million

$32 million	ComEd	Surety: $3 million Capacity guarantee: $29 million Letters of Credit: $28 million

$24 million	PECO	Surety: $24 million Letters of Credit: $29 million

$115 million	Generation	Energy marketing: $115 million Letters of Credit: $95 million

$82 million	PSE&G	Surety: $7 million Leases: $75 million

$2,054 million	PSEG Power LLC	Surety: $9 million Energy Trading: $1,583 million Nuclear insurance: $317 million Letters of Credit: $145 million

$12 million	PSEG	Workers Compensation: $12 million

$1 million	PSEG Services	Surety: $1 million